

January 16, 2014

Via E-mail
Abraham Mittelman
Chief Executive Officer
AV Therapeutics, Inc.
20 East 68th Street
New York, NY 10065

> **Re:** **AV Therapeutics, Inc.**
> **Current Report on Form 8-K**
> **Filed December 17, 2013**
> **File No. 333-178789**

Dear Mr. Mittelman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K Filed December 17, 2013

General

1. Please define at the place of first usage all acronyms or abbreviations used throughout your filing. For example, you have not defined the term "IND" referenced on page 20.

Business, page 16

2. Please revise to clarify your involvement in the development of your drug product, and to clarify the involvement of the referenced third-party researchers. Please also revise to

identify any material relationships that your management has with such third-party researchers.

Patent Details, page 18

3.   Please disclose the duration of U.S. patent 10,378,449 and U.S. patent 10,379,462. See Item 101(h)(4)(vii) of Regulation S-K.

Financial Statements, page 38

General

4.   Please revise your statements of changes in stockholders deficiency and present loss per share calculations consistent with SAB Topic 4:C. That is, share activity of AV Therapeutics, Inc. should be recast using the ratio of shares issued by Merica Corp. over the shares of AV Therapeutics, Inc. that were outstanding immediately prior to the exchange, similar to a stock split. In addition, please provide additional disclosure in the notes to historical financial statements to reference this presentation and ensure your auditors make any necessary updates to their report.

Exhibits

5.   Please re-file the assignment and assumption agreement filed as Exhibit 10.9 to include Exhibit A to such agreement.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Abraham Mittelman
AV Therapeutics, Inc.
January 16, 2014
Page 3

       You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Laura Nicholson, Staff Attorney, at (202) 551-3584, with any other questions.

                                           Sincerely,

                                           /s/H. Roger Schwall

                                           H. Roger Schwall
                                           Assistant Director

cc: Mr. Darrin M. Ocasio, Esq.